

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

April 13, 2010

Mr. David Uddman
President and Chief Executive Officer
The Engraving Masters, Inc.
3717 W. Woodside
Spokane, Washington 99208

> **Re:** **The Engraving Masters, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 3, 2009**
> **File No. 0-52942**

Dear Mr. Uddman:

     We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief